Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia: New CFO Dirk Chen

TAIPEI, Taiwan, February 1, 2012 – GigaMedia Limited (NASDAQ: GIGM) (“GigaMedia”) announced today that it has appointed Dirk Chen as chief financial officer, effective immediately.

Mr. Chen brings extensive financial leadership experience in international business to GigaMedia and an excellent record of delivering corporate growth and strong financial performance. During a 30-year career with Taiwan-based Chailease Finance, a leading financial firm, Dirk served the company in different key roles, including senior advisor, president and chief financial officer, and successfully led several important initiatives. He spearheaded growth in China, tripling the firm’s revenues in that market. Following the 2008 financial crisis, he directed a turnaround team at the firm’s New York operations, developing solutions that contributed to significant improvements in financial performance.

Dirk also served as the chief financial officer of the publicly listed firm Financial One Corp. in Singapore and is experienced in U.S. GAAP.

“New financial management for the new Giga and expertise in turning around and growing challenged companies – we are delighted to add Dirk to our team,” stated GigaMedia Chief Executive Officer John Stringer. “His combination of financial, team-building and leadership skills, and his proven ability to develop financial solutions for superior performance will help us drive and manage growth.”

Mr. Chen has been with GigaMedia as a board member and special advisor since November 2011. He succeeds Quincy Tang, who will assume Mr. Chen’s previous role as special advisor to GigaMedia.

The company and its board thank Mr. Tang for his dedication and leadership during his tenure as CFO.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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